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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Acquicor Technology Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00489A 10 7
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 00489A 10 7

1.	Name of Reporting Persons Acquicor Management LLC I.R.S. Identification No(s). of above person(s) (entities only) 20-3318905

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC USE ONLY

4.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,997,071
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,997,071
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,997,071

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 14.5%

12.	Type of Reporting Person (See Instructions) CO

Page 2 of 6 pages

CUSIP No. 00489A 10 7

1.	Name of Reporting Persons Gilbert F. Amelio I.R.S. Identification No(s). of above person(s) (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,997,071*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,997,071*
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,997,071

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 14.5%

12.	Type of Reporting Person (See Instructions) IN
* Represents shares held by Acquicor Management LLC of which the reporting person is the sole manager and has sole voting and dispositive power over the shares.

Page 3 of 6 pages

Item 1.
(a)	Name of Issuer:

Acquicor Technology Inc.

(b)	Address of Issuer’s Principal Executive Offices

4910 Birch St., Suite 102 Newport Beach, CA 92660

Item 2.
(a)	Name of Person Filing

Acquicor Management LLC Gilbert F. Amelio

(b)	Address of Principal Business Office or, if none, Residence

4910 Birch St., Suite 102 Newport Beach, CA 92660

(c)	Citizenship

Acquicor Management LLC Delaware Gilbert F. Amelio United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

00489A 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Acquicor Management LLC 4,997,701
Gilbert F. Amelio 4,997,701(1)

(b)	Percent of Class:

Acquicor Management LLC 14.5%
Gilbert F. Amelio 14.5%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

Acquicor Management LLC 4,997,701

Page 4 of 6 pages

Gilbert F. Amelio 4,997,701(1)

(ii)	Shared power to vote or to direct the vote:

Acquicor Management LLC 0
Gilbert F. Amelio 0

(iii)	Sole power to dispose or to direct the disposition of:

Acquicor Management LLC 4,997,701

Gilbert F. Amelio 4,997,701(1)

(iv)	Shared power to dispose or to direct the disposition of:

Acquicor Management LLC 0
Gilbert F. Amelio 0

(1) Represents shares held by Acquicor Management LLC of which the reporting person is the sole manager and has sole voting and dispositive power over the shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2007
Date

/s/ Gilbert F. Amelio
Signature

Gilbert F. Amelio
Name

Acquicor Management LLC

By:	/s/ Gilbert F. Amelio
Name: Gilbert F. Amelio
Title: Sole Manager

Page 6 of 6 pages